UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Year Ended December 31, 2009

Commission file number 1-8022

TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF
CSX CORPORATION
AND AFFILIATED COMPANIES

CSX CORPORATION
A Virginia Corporation
IRS Employer Identification Number 62-1051971
500 Water Street
Jacksonville, Florida 32202
Telephone (904) 359-3200

TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
AND AFFILIATED COMPANIES

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

AS OF DECEMBER 31, 2009 AND 2008
AND FOR THE YEAR ENDED DECEMBER 31, 2009

Report of Independent Registered Public Accounting Firm

The Plan Administrator of the Tax Savings Thrift Plan for Employees of CSX Corporation and Affiliated Companies and the Audit Committee of CSX Corporation

We have audited the accompanying statements of net assets available for benefits of the Tax Savings Thrift Plan for Employees of CSX Corporation and Affiliated Companies as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2009 and 2008, and the changes in its net assets available for benefits for the year ended December 31, 2009, in conformity with US generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2009 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP
Certified Public Accountants
Jacksonville, Florida
June 17, 2010

TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
AND AFFILIATED COMPANIES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(Dollars in Thousands)

	December 31
	2009	2008
ASSETS
Investments, at fair value:
Investment in Master Trust (Note 3)	$879,020	$724,538
Loans to members	14,492	13,506
	893,512	738,044
Receivables
Member contributions	3,096	2,110
Employer contributions	707	669
	3,803	2,779
TOTAL ASSETS	897,315	740,823

LIABILITIES
Accrued expenses	414	251

NET ASSETS AVAILABLE FOR BENEFITS, AT FAIR VALUE	896,901	740,572

Adjustment from fair value to contract value for interest in Master
Trust relating to fully benefit-responsive investment contracts (Note 4)	(18,578)	(6,362)

NET ASSETS AVAILABLE FOR BENEFITS	$878,323	$734,210

See accompanying Notes to Financial Statements

TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
AND AFFILIATED COMPANIES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2009
(Dollars in Thousands)

ADDITIONS
Net gain from investment in Master Trust (Note 3)	$166,468
Member contributions	27,669
Employer contributions	8,015
Interest from loans to members	811
202,963
DEDUCTIONS
Distributions to members	58,098
Fees and expenses	752
58,850

NET INCREASE	144,113

Net Assets Available for Benefits at Beginning of Year	734,210

Net Assets Available for Benefits at End of Year	$878,323

See accompanying Notes to Financial Statements

TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
AND AFFILIATED COMPANIES

NOTES TO FINANCIAL STATEMENTS

NOTE 1.                      Description of the Plan

The following description of the Tax Savings Thrift Plan for Employees of CSX Corporation and Affiliated Companies (“the Plan”) provides only general information. Members should refer to the Summary Plan Description and the Plan Document for a more complete description of the Plan’s provisions.

General: The Plan is a defined contribution plan covering all salaried employees and certain non-union hourly employees of CSX Corporation (“CSX” or “Plan Sponsor”) and adopting affiliated companies (collectively, “the Company”). A portion of the Plan has been established as an Employee Stock Ownership Plan (“ESOP”) designed to comply with Section 4975(e)(7) of the Internal Revenue Code of 1986 (“the Code”), as amended. The Plan also contains a cash or deferred arrangement described in Section 401(k) of the Code and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. The ESOP component is designed to invest primarily in CSX common stock and may invest 100% in such securities.

Contributions: Members, as defined in the Plan Document, may contribute from 1% to 50% (in 1% multiples) of eligible compensation, as defined by the Plan Document, on a pre-tax or after-tax basis up to the current Code limit. Members who are age 50 or older by the end of the applicable calendar year are eligible to make catch-up contributions in accordance with the Code. Members who are not eligible to participate in the Executive Deferred Compensation Plan of CSX Corporation and Affiliated Companies may also contribute up to 50% of any incentive compensation to the Plan. Subject to certain limitations, members may rollover distributions from another qualified plan or an individual retirement account (“Rollover Account”). Members may change contribution rates and investment elections daily.

The Company contributes amounts equal to 50% of the first 6% of a member’s pre-tax or after-tax eligible contributions as matching contributions. Members may invest the Company matching contribution in any of the Plan’s investment options. Member incentive compensation contributions are not matched. Additional amounts may be contributed at the option of the Company’s Board of Directors or under the delegation of authority granted by the Board to the appropriate Company officers.

TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
AND AFFILIATED COMPANIES

NOTES TO FINANCIAL STATEMENTS

NOTE 1.                      Description of the Plan, continued

Diversification: Members can invest new Company contributions in any investment options offered under the Plan Document.

Transfers/Reallocations: CSX does not permit members to purchase shares of the same fund through investment fund activity for 30 calendar days. Members may, however, transfer funds to the Stable Value Fund investment option at any time without restriction.

Member Accounts: Each member’s account is credited with the member’s contributions and allocations of (a) Company contributions and (b) Plan earnings and is charged for administrative expenses. Company contributions are calculated at 50% of the first 6% of a member’s basic contributions. If made, profit sharing contributions are in proportion to each member’s base compensation paid by the Company. Plan earnings are allocated on a proportionate share of the increase or decrease in the fair market value of each fund in which the member’s accounts are invested on each valuation date. Expense allocations are made on the basis of assets in the individual account. A member is entitled to the value of his or her account.

Vesting: Members are 100% vested in their accounts.

Loans: Certain members may borrow from their accounts an amount equal to the lesser of fifty thousand dollars in the aggregate (reduced by the highest outstanding balance during the one year period preceding the loan) or 50% of their account balance (reduced by the outstanding balance of all Plan loans at the time of the loan). Loan terms range from one to five years unless the loan is to be used in conjunction with the purchase of a primary residence. Loans are secured by the balance in the member’s account. The loan interest rates are calculated using the prime rate in the Wall Street Journal as of the first business day of the current month in which the loan originates plus 1%. The interest rate in effect when a member applies for the loan will remain in effect for the term of the loan. It will not change even though the interest rate applicable to new loans may change. Principal and interest are paid ratably through payroll deductions.

TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
AND AFFILIATED COMPANIES

NOTES TO FINANCIAL STATEMENTS

NOTE 1.                      Description of the Plan, continued

Dividends: Dividends paid on shares of CSX common stock held in a member’s account are reinvested in shares of CSX common stock. A member or spousal beneficiary may elect to have dividends paid to them in cash. Any change in an election will apply only to ex-dividend dates occurring after the date such election is received. A member who does not make a timely election will have the dividends paid to his or her account and reinvested in shares of CSX common stock.

Payment of Benefits: Upon termination of service, a member may receive a lump sum amount equal to the value of his or her account. Upon disability or retirement, a member may elect to receive a lump sum or monthly installments over a period not to exceed the lesser of 240 months or the life expectancy of the last survivor of the member and his or her beneficiary. Surviving spouses of retired or disabled members may also elect monthly installments. A terminated member’s account balance of five thousand dollars or less (excluding the Rollover Account) as of his or her date of termination or the last day of any Plan year shall be rolled over into an individual retirement account at American Century Investments unless the member makes an alternate distribution request.

Administrative Expenses: The administrative expenses of the Plan are paid by the Company or from Plan assets as the Plan Sponsor directs. All of the administrative expenses of the Plan during 2009 were paid from Plan funds.

Plan Termination: Although it has not expressed any intent to do so, the Company has the right to discontinue its contributions to the Plan at any time and to terminate the Plan subject to the provisions of ERISA. If the Plan were to terminate, members would remain 100% vested in their accounts.

TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
AND AFFILIATED COMPANIES

NOTES TO FINANCIAL STATEMENTS

NOTE 2.                      Summary of Significant Accounting Policies

Basis of Presentation: The financial statements have been prepared under the accrual method of accounting in accordance with U.S. generally accepted accounting principles. All dollar amounts are reported in thousands. Certain other prior-year data have been reclassified to conform to the 2009 presentation.

Investments: The Master Trust holds all investments of this Plan and the CSX Corporation Capital Builder Plan except for loans to members. Loans to members are valued at their outstanding balances, which approximate fair value. Each participating retirement plan has an undivided interest in the Master Trust. For further details, see Note 3, Investment in Master Trust.

Use of Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

New Accounting Pronouncements: In September 2009, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update 2009-12, Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) (ASU 2009-12).

This standard amended the Fair Value Measurements Topic in the FASB Accounting Standards Codification (“ASC”) to allow entities to use net asset value per share (or its equivalent) to measure fair value when the investment does not have a readily determinable fair value and the net asset value is calculated in a manner consistent with investment company accounting. The Plan adopted the guidance for the reporting period ended December 31, 2009 and has measured the fair value of investments based on the investment’s net asset value. In addition, the Plan has provided additional disclosures regarding the nature and risks of investments. See Note 3, Investment in Master Trust.

TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
AND AFFILIATED COMPANIES

NOTES TO FINANCIAL STATEMENTS

NOTE 2.                      Summary of Significant Accounting Policies, continued

In January 2010, the FASB issued Accounting Standards Update 2010-06, Improving Disclosures about Fair Value Measurements. This update requires some new disclosures and clarifies some existing disclosure requirements about fair value measurement. Specifically, it amends Codification Subtopic 820-10 to now require:

•	Separate disclosure of the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers; and

•	In the reconciliation for fair value measurements using Level 3 inputs, separate disclosure is required for purchases, sales, issuances, and settlements.

In addition, it clarifies the requirements of the following existing disclosures:

•	For purposes of reporting fair value measurement for each class of assets and liabilities, management judgment should be used to determine the appropriate level of detail; and

•	A reporting entity should provide disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements.

It is effective for plan year 2010, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for plan year 2011. Plan management does not expect the new provisions to have a material impact on the Plan’s financial statements.

NOTE 3.                      Investment in Master Trust

All investments of the Master Trust are held by The Northern Trust Company, the Trustee of the Master Trust. Each participating plan’s interest in the Master Trust is based on account balances of the participants and their elected investment fund options. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
AND AFFILIATED COMPANIES

NOTES TO FINANCIAL STATEMENTS

NOTE 3.                      Investment in Master Trust, continued

Summarized financial information of the Master Trust is presented below:
		Plan's		Plan's
	December 31,	Percentage	December 31,	Percentage
(Dollars in Thousands)	2009	Interest(a)	2008	Interest(a)
Assets:
CSX Stock Fund
CSX Common Stock	$619,190		$446,084
Northern Trust Collective Short-term Investment Fund	2,936		1,356
Total CSX Stock Fund	622,126	40%	447,440	41%

Mutual Funds
Vanguard Institutional Index Instl Plus	136,413	54%	101,889	55%
Fidelity Equity Income Fund	58,018	78%	47,078	78%
Vanguard Morgan Growth	56,234	62%	41,749	65%
Vanguard Wellington Fund	96,440	57%	71,524	59%
Morgan Stanley International Fund	59,279	64%	47,396	65%
T. Rowe Price Retirement 2005 Fund	532	94%	470	94%
T. Rowe Price Retirement 2010 Fund	5,996	81%	5,325	84%
T. Rowe Price Retirement 2015 Fund	6,823	71%	3,822	68%
T. Rowe Price Retirement 2020 Fund	6,360	66%	3,190	64%
T. Rowe Price Retirement 2025 Fund	2,539	64%	1,143	65%
T. Rowe Price Retirement 2030 Fund	2,373	49%	1,338	55%
T. Rowe Price Retirement 2035 Fund	2,710	48%	1,165	52%
T. Rowe Price Retirement 2040 Fund	2,493	61%	1,167	63%
T. Rowe Price Retirement 2045 Fund	1,894	49%	720	46%
T. Rowe Price Retirement 2050 Fund	510	58%	204	42%
T. Rowe Price Retirement 2055 Fund	184	49%	79	41%
T. Rowe Price Retirement Income Fund	1,987	65%	1,225	66%
Total Mutual Funds	440,785		329,484

Stable Value Fund
Pooled separate accounts and common collective trusts
PIMCO Priv U.S. Government Sector Fund	80,632		64,989
PIMCO Priv Investment Grade Corporate Sector Fund	53,418		39,850
PIMCO Priv Mortgage Sector Fund	7,118		34,281
Northern Trust Collective Short-term Investment Fund	3,043		2,314
U.S. Government securities	97,306		53,291
Cash and cash equivalents	87,979		72,394
Credit, loans, and asset-backed securities	86,472		70,970
Mutual Fund - Riversource Tr Stable Capital II	27,216		22,867
Mortgages	19,201		61,743
Foreign government securities and other	2,421		6,884
Synthetic guaranteed investment contract - wrappers	1,861		1,364
Total Stable Value Fund	466,667	73%	430,947	74%

Small Cap Value Fund
Other common stock	30,325		22,828
Northern Trust Collective Short-term Investment Fund	913		715
Total Small Cap Value Fund	31,238	68%	23,543	68%

Total Assets:	1,560,816		1,231,414

Liabilities:
Accrued expenses	743		431

Net assets available for benefits, at fair value	1,560,073		1,230,983

Adjustment from fair value to contract value for interest in Master
Trust relating to fully benefit-responsive investment contracts	(25,316)		(8,557)

Net assets	$1,534,757		$1,222,426

Plan’s investment in the Master Trust’s net assets	$860,442	56%	$718,175	58%

(a) Represents the Plan's percentage participation in each individual fund held by the Master Trust.

TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
AND AFFILIATED COMPANIES

NOTES TO FINANCIAL STATEMENTS

NOTE 3.                      Investment in Master Trust, continued

The Master Trust has investments with PIMCO and Northern Trust, listed above, that do not have readily determinable fair values and are considered investment companies. ASU 2009-12 requires the Plan to disclose the significant investment strategies of such investments.

The investment objective of the PIMCO funds is to maximize total return, which is consistent with prudent investment management. These funds seek to achieve their investment objectives by investing under normal circumstances at least 80% of its assets in a portfolio of the indicated investment sector with investments of varying maturities, which may be represented by options, futures contracts, or swap agreements. Assets not invested in the indicated investment sector may be invested in other types of fixed income instruments. Generally, such investments will be used to cover forward exposure and have an aggregate duration that normally will not exceed one year.  There are currently no redemption restrictions on these investments.

The investment objective of the Northern Trust Collective Short-term Investment Fund is to maximize current income to the extent consistent with the preservation of capital and maintenance of liquidity. This fund uses a portfolio of high-grade money market instruments with short maturities to achieve its investment objective. There are currently no redemption restrictions on this investment.

Investment income and expenses, other than those related to CSX common stock, are allocated to each plan in a pro-rata fashion based on the member’s average daily investment balances. Investment income and expenses related to CSX common stock are allocated based on actual shares held. Investment income for the Master Trust for 2009 was as follows:

(Dollars in Thousands)

Net gains from investments in Master Trust:
CSX common stock (quoted market price)	$213,718
Mutual funds (quoted market price)	82,374
Other common stock (quoted market price)	7,002
303,094
Interest and dividend income	41,097
Investment gain for the Master Trust	$344,191

TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
AND AFFILIATED COMPANIES

NOTES TO FINANCIAL STATEMENTS

NOTE 4.                      Synthetic Guaranteed Investment Contracts

The Master Trust holds investments in synthetic guaranteed investment contracts (“GICs”) as part of the Stable Value Fund investment option. Synthetic GICs are investment contracts that allow participants to earn fixed income for a specified period of time. These synthetic GICs are fully benefit-responsive, which allows participants to initiate all permitted transactions, such as withdrawals, loans or transfers to other funds within the Plan. A corresponding contract wrapper with the issuer provides a fixed rate of return on the underlying investments. A contract wrapper is a contractual agreement with a third party that regulates the return on investment. The agreement provides for the third party to compensate the Plan if the return on investment drops below a certain threshold and vice versa. The fair value of the underlying investments of the synthetic GICs and the related contract wrapper are calculated as described in Note 9, Fair Value Measurements.

Certain events limit the ability of the Plan to transact at contract value with the issuer. These events include, but are not limited to, the following: (1) amendments to the Plan Document, (2) bankruptcy of the Plan Sponsor or other Plan Sponsor events which cause a significant withdrawal from the Plan or (3) the failure of the Master Trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. CSX does not believe that the occurrence of any event limiting the Plan’s ability to transact at contract value with members is probable.

The contract value of the synthetic GICs represents contributions plus earnings, less participant withdrawals and administrative expenses. The synthetic GIC issuers can only terminate the contract under very limited circumstances such as CSX or the investment fund managers breaching any of their obligations under the agreement. CSX does not believe it is likely that the synthetic GICs will be terminated.

The average yield of the synthetic GICs based on actual earnings was approximately 4.82% and 5.82% at December 31, 2009 and 2008, respectively. The average yield of the synthetic GICs based on interest rate credited to members was approximately 4.85% and 5.87% during 2009 and 2008, respectively. The crediting interest rate is based on a mutually agreed upon formula that resets on a quarterly basis depending on the portfolio yield, market value and duration along with the book value of the contract. The minimum crediting rate is 0%.

TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
AND AFFILIATED COMPANIES

NOTES TO FINANCIAL STATEMENTS

NOTE 5.                      Related Party Transactions

During 2009, the Master Trust received cash dividends from investments in CSX common stock of $11,703. The Plan’s share of these dividends was $4,746.

The Trustee routinely invests assets in its Collective Short-Term Investment Fund. During 2009, the Master Trust earned interest of $24 for transactions with this fund, a portion of which is allocated to the Plan based upon the Plan’s pro-rata share in the net assets of the Master Trust and is included in net gain from investment in Master Trust in the Statement of Changes in Net Assets Available for Benefits.

NOTE 6.                      Securities Lending

The Trustee was previously authorized to engage in the lending of certain Master Trust assets. Securities lending is an investment management strategy that utilizes the existing securities (government bonds, corporate bonds or equities) of the Master Trust to earn additional income. It involves the loaning of securities to a select group of approved broker-dealers. In return for the loaned securities, the Trustee simultaneously receives collateral in the form of cash or U.S. Treasury bills as a safeguard against possible default of any borrower on the return of the loan. Each security lending transaction is collateralized by a margin requirement, as specified in the terms of the securities borrowing agreements. As of November 2008, due to market conditions, the trustee was instructed to cease securities lending. However, the Trust may engage in securities lending in the future.

The Master Trust accounts for its securities lending activities in accordance with the Transfers and Servicing Topic in the ASC. Cash received by the Trustee is invested in money market securities by the Master Trust and, accordingly, recorded at fair value in the financial statements with a corresponding obligation to repay the collateral in accordance with the securities borrowing agreements. Noncash collateral provided to the Master Trust was in the form of U.S. Treasury bills and was not recorded in the investments of the Master Trust.

Income earned during 2008 related to securities lending was $310. There was no securities lending activity in 2009.

TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
AND AFFILIATED COMPANIES

NOTES TO FINANCIAL STATEMENTS

NOTE 7.                      Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (“IRS”), dated January 18, 2008, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The plan administrator has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the Code.

NOTE 8.                      Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.

TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
AND AFFILIATED COMPANIES

NOTES TO FINANCIAL STATEMENTS

NOTE 9.                      Fair Value Measurements

The Fair Value Measurements Topic in the ASC establishes a framework for measuring fair value which provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2
Inputs to the valuation methodology include:
• Quoted prices for similar assets or liabilities in active markets;
• Quoted prices for identical or similar assets or liabilities in inactive markets;
• Inputs other than quoted prices that are observable for the asset or liability;
• Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for Plan assets measured at fair value.

Common stock, government securities, credit, loans, asset-backed securities, mortgages and other: Valued at the closing price reported on the active market on which the individual securities are traded on the last day of the Plan year.

TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
AND AFFILIATED COMPANIES

NOTES TO FINANCIAL STATEMENTS

NOTE 9.                      Fair Value Measurements, continued

Mutual funds: Valued at the net asset value of shares held by the Master Trust at year end based on quoted market prices determined in an active market.

Pooled separate accounts and common collective trust funds: Valued at the net asset value of shares held by the Master Trust at year end as determined by the issuer of the fund.

Cash and cash equivalents: Valued at amortized cost, which approximates fair value.

Synthetic GICs – wrappers: Valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Master Trust’s assets at fair value as of December 31, 2009:

(Dollars in Thousands)	Level 1	Level 2	Level 3	Total
Common stock	$649,515	$-	$-	$649,515
Mutual funds	468,001	-	-	468,001
Pooled separate accounts and
common collective trust funds	-	148,060	-	148,060
U.S. Government securities	97,306	-	-	97,306
Cash and cash equivalents	87,979	-	-	87,979
Credit, loans, and asset backed securities	86,472	-	-	86,472
Mortgages	19,201	-	-	19,201
Foreign government securities and other	2,421	-	-	2,421
Synthetic GICs - wrappers	-	-	1,861	1,861

Total assets at fair value	$1,410,895	$148,060	$1,861	$1,560,816

TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
AND AFFILIATED COMPANIES

NOTES TO FINANCIAL STATEMENTS

NOTE 9.                      Fair Value Measurements, continued

The following table sets forth by level, within the fair value hierarchy, the Master Trust’s assets at fair value as of December 31, 2008:

(Dollars in Thousands)	Level 1	Level 2	Level 3	Total
Common stock	$468,912	$-	$-	$468,912
Mutual funds	352,351	-	-	352,351
Pooled separate accounts and
common collective trust funds	-	143,505	-	143,505
U.S. Government securities	53,291	-	-	53,291
Cash and cash equivalents	72,394	-	-	72,394
Credit, loans, and asset backed securities	70,970	-	-	70,970
Mortgages	61,743	-	-	61,743
Foreign government securities and other	6,884	-	-	6,884
Synthetic GICs - wrappers	-	-	1,364	1,364

Total assets at fair value	$1,086,545	$143,505	$1,364	$1,231,414

In addition to the Plan’s investment in the Master Trust, whose investments are detailed above, the Plan held participant loans with a fair value of $14,492 and $13,506 as of December 31, 2009 and 2008, respectively. Participant loans are classified as Level 3 and valued at amortized cost, which approximates fair value.

Level 3 Gains and Losses

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2009. The changes in fair value are included in the net gain from investment in Master Trust on the Statement of Changes in Net Assets Available for Benefits.

(Dollars in Thousands)	Synthetic GICs - wrappers (a)	Participant loans
Balance, beginning of year	$1,364	$13,506
Interest income	-	823
Unrealized gains/(losses) relating to instruments
still held at the reporting date	497	-
Purchases, sales, issuances and settlements (net)	-	163

Balance, end of year	$1,861	$14,492

(a) Represents amounts for the Master Trust, a portion of which is allocable to the Plan.

TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
AND AFFILIATED COMPANIES

NOTES TO FINANCIAL STATEMENTS

NOTE 10.                      Subsequent Event

Pursuant to terms of an amendment, effective May 1, 2010, the employer matching contributions will increase by 0.5%. Specifically, for the first 1% of a member’s eligible contributions to the Plan, the Company will contribute amounts equal to 100% as matching contributions. For the next 2% up to 6% of a member’s eligible contributions to the Plan, the Company will continue to contribute amounts equal to 50% as matching contributions. Therefore, the total potential employer matching contributions will increase from 3.0% to 3.5%.

Supplemental Schedule

TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
AND AFFILIATED COMPANIES

EIN: 62-1051971 Plan Number: 003

SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2009

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Current Value

*	Members	Loans with interest rates of 4% to 11%, maturing through 2034	$14,492,310

*Indicates a party-in-interest to the Plan.

Note: Cost information has not been included, because all investments are member directed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the CSX Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION AND AFFILIATED COMPANIES

By: /s/ Michele Mastrean

Michele Mastrean
Vice President
Compensation & Benefits
CSX Corporation
(Plan Sponsor)

Date: June 17, 2010

INDEX TO EXHIBITS OF TAX SAVINGS THRIFT PLAN
FOR EMPLOYEES OF CSX CORPORATION
AND AFFILIATED COMPANIES

AS OF DECEMBER 31, 2009 AND 2008
AND FOR THE YEAR ENDED DECEMBER 31, 2009

23           Consent of Independent Registered Public Accounting Firm                                                                                                                     I-1